Filed by Hewitt Associates, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

Outsourcing Capabilities:

Health and Welfare, Defined Contribution, Defined Benefit, HR BPO, Absence Management and Point Solutions

HEWITT LARGE-MARKET UPDATE SEPTEMBER 2010

AON AND HEWITT UNITED*: Serving Clients with Distinctive Value and Impact

SECOND QUARTER

LARGE-MARKET OUTSOURCING WINS AND RENEWALS:

April-June

The merger of Hewitt with Aon will create a leading global brand with combined revenues of $4.3 billion and 29,000 associates. Our complimentary product and service portfolio across consulting, benefits outsourcing and HR business process outsourcing provides a diversified presence across large and middle market companies globally.

HEWITT AON CONSULTING AON HEWITT

FY09 NET REVENUE FY09 REVENUE FY09 NET REVENUE

$3.0 BILLION $1.3 BILLION $4.3 BILLION

CONSULTING BE BENEFITS OUTSOURCING HR BPO

Aon Hewitt Leadership Team Announced

As announced earlier, RUSS FRADIN, current Chairman and CEO of Hewitt, will serve as the Chairman and CEO of Aon Hewitt upon completion of the merger.

Business Segment Leaders

BALJIT (BAL) DAIL will become CEO of the Consulting business. He is currently the CEO of Aon Consulting and COO of Aon Benfield.

KRISTI SAVACOOL will become CEO of the Benefits Administration business. Kristi is currently Senior VP of Large Market Benefits Outsourcing for Hewitt.

JIM KONIECZNY will become CEO of the HR Business Process Outsourcing (BPO) business. Jim is currently President of HR BPO for Hewitt.

An exceptional group of functional leaders will support the business segment leaders upon completion of the merger. This group will have dual reporting relationships to both Russ and to their aligned corporate Aon leader.

GREG BESIO is leading the overall Aon Hewitt integration. He is currently Aon’s Chief Administration Officer.

SCOTT ORDWAY will become the CFO of Aon Hewitt. He is currently VP of Finance and Operations for Aon.

DAVID BARUCH will become the CIO of Aon Hewitt. He is currently the CIO of Hewitt.

NEELA SEENANDAN will become Global Head of HR for Aon Hewitt. She is currently Global Head of HR for Aon Benfield.

MARK SPROAT will become the Chief Counsel—Aon Hewitt. He is currently the Associate General Counsel for Hewitt Outsourcing.

The excitement between both the Aon and Hewitt teams is building as we move closer to joining forces.

*The benefits highlighted in this document will come into effect only when regulatory, stockholder and other approvals are obtained for the Aon/Hewitt merger and the transaction is completed.

5 New WINS!

Industries covered include: For Profit Education, Information Technology, Hospitality, Government, Business Insurance

1 Defined Contribution/Health & Welfare,

2 Defined Contribution, 1 Health and Welfare, 1 HR BPO

8 RENEWALS!

Industries covered include: Automobile Manufacturer, Cleaning Products, Hospitality, Food Service Provider, Packaging and School/ Office Supply, Computer and Video Game, Healthcare, Technology

2 Defined Benefit/Health and Welfare,

1 Defined Benefit/Defined Contribution/ Health and Welfare, 1 Defined Benefit,

1 Defined Contribution, 3 Health and Welfare

96 Point Solutions WINS!

2 Absence Management, 7 Advocacy Services, 2 Claims & Appeals,

5 Commuter Services, 14 Dependent Audit Services, 4 Ongoing Dependent Verification, 21 Flexible Spending Accounts, 2 Financial Statement Prep,

22 Form 5500, 1 Gateway Portal,

2 Personal Finance Center, 1 Power of Attorney, 9 Qualified Orders, 1 SDB,

3 Total Rewards

Large Market: 15,000+ lives

SPOTLIGHT ON...

Hewitt Launches Senior Educators Retiree Health Insurance Exchange

Hewitt successfully launched our Retiree Health Insurance Exchange. In March 2010, Hewitt acquired Senior Educators, a business to consumer Medicare insurance exchange company based in San Francisco, CA. This acquisition was an important part of Hewitt's strategy to offer a full retiree medical service to our clients.

What Is Retiree Health Exchange?

A retiree medical exchange is a service currently made available to employees over the age of 65 exploring their insurance options through Medicare and other providers. It serves as an organized marketplace for consumers to directly purchase health insurance.

As baby boomers become Medicare-eligible, the market for private Medicare plans (Medicare Advantage, Medicare Part D) and supplemental plans (Medigap plans) is growing, and fewer companies sponsor health benefits for their post-65 retirees. It can be quite costly for employers to provide health insurance to this population, so they simply don't—or can't—offer it. But many companies still want to help their former employees find good coverage. In some cases, companies offer a traditional retiree medical solution, but need to explore new options to control costs and meet their unique business needs.

With our new offer, we can fill this gap for our clients. We have strong partnerships with health plans and offer tens of thousands of plan options for post-65 retirees. And, our proprietary software matches the best plans to a participant's unique health needs and geography.

Our solution is based on an agent model, meaning that every advisor is licensed as an insurance agent in multiple states and certified by individual health care providers. Hewitt plans to license and certify hundreds of benefits advisors in the coming months to handle anticipated growth in this business.

Ideal Client Prospects for Retiree Health Exchanges

Potential prospects for this service include organizations with the following characteristics:

- Post-65 population expanding due to boomers and longevity
- Retiree dissatisfaction with coverage options and cost; and
- Corporate leadership handcuffed with existing plan design and cost sharing approaches.

Hewitt's Senior Educators solution offers clients significant savings and help in controlling future costs. We can provide our client's retirees the flexibility to buy individual coverage from a range of choices supported by expert counselors.

How Our Clients Benefit

- **Cost savings.** We can help fix the costs and liabilities by offering retirees the option to select lower cost coverage on an annual basis;
- **Retiree choice.** Retirees can choose individual policies from all major carriers to maximize the value based on need, geography, and family situation;
- **High touch support.** Our expert advisors help retirees as they transition from pre-65 to post-65 coverage; and
- **Reduced administration.** We've got it covered.

Hewitt plans to continue Senior Educators' direct to consumer offering and quickly expand by offering retiree exchange services to our current clients' employees over the age of 65. Eventually, we plan to extend the service to the entire retiree population (pre and post-65). We have several large clients implementing this year.


Hewitt
Senior Educators
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HEWITT LARGE-MARKET UPDATE • SEPTEMBER 2010

DID YOU KNOW

In May 2010, Hewitt acquired HRAdvance, a leader in dependent audit and ongoing dependent verification services.

With the acquisition of HRAdvance, Hewitt is now one of the largest providers of dependent audit services having performed over 350 audits representing over 3.5 million employees. These audits were conducted for employers with as few as 500 employees to those with hundreds of thousands of employees. Combined data from Hewitt and HRAdvance shows that employers have saved 4-8% of their annual health care costs by conducting dependent audits and removing ineligible dependents. In 2009, we achieved $150 million in first year savings for our clients with an average ROI of over 1400%.

The HRAdvance Plan-Smart™ and Plan-Guard™ technology were built specifically to support dependent audit and ongoing dependent verification services. They were designed to provide a simple, efficient process for employees and employers alike. Employees access an employer-specific website that allows them to update personal data, upload documents, track status, and ask questions. Employers have online access to monitor the audit and view metrics.

The Affordable Care Act imposed some new requirements on health plans that make dependent audits more important than ever. Currently, ineligible dependents often are retroactively terminated effective the date they become ineligible (e.g. full-time students become ineligible when they shift to a part-time schedule). The Affordable Care Act, however, imposed additional restrictions on removing ineligible dependent from coverage. Employers will be prevented from terminating these ineligible dependents retroactively unless the dependent performed an act that constitutes fraud or intentional misrepresentation. That means paying claims for these individuals during a period of ineligibility.

Other changes include requirements that health plans cover dependent children up to age 26 regardless of student or marital status and the elimination of many criteria used for defining dependents including:

Full-time student status Residency Financial dependency Marital status

Hewitt data shows that most of the dependents currently identified in audits to be ineligible for benefits, will continue to be ineligible. More than 70% of those currently found to be ineligible are children under 19 or are claimed to be spouses.

Managing dependent eligibility involves more than just dependent audits. Hewitt’s approach involves:

Reviewing dependent eligibility rules to clarify dependents intended to be covered

Assisting clients with updating dependent eligibility criteria, as needed

Determining the appropriate audit approach based on client culture and philosophy

There are two ways to manage dependent eligibility:

Perform a comprehensive audit that requires dependent verification

Verify all new dependents ongoing

A comprehensive audit provides an objective review of dependent status and achieves the highest results. Ongoing dependent verification insures dependents continue to be eligible minimizing the risk of paying unnecessary claims. The two together achieve optimal results.

To learn more about Hewitt’s Dependent Verification solution, please contact Charles or Michele.

SPOUSE

CHILDREN OVER 19

CHILDREN UNDER 19

28% 29% 43%

HEWITT LARGE-MARKET UPDATE SEPTEMBER 2010

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.